Exhibit 99.1

FIRST AMENDMENT TO CREDIT AGREEMENT

EXECUTED by the parties hereto as of 17th day of January, 2018

AMONG:	FirstService Corporation, as Canadian Borrower

(the Canadian Borrower)

AND:	FirstService (USA), Inc., as U.S. Borrower

(the US Borrower, together with the Canadian Borrower, the Borrowers)

AND:	The Subsidiaries named on the execution pages hereof, as Guarantors

(the Guarantors)

AND:	The banks named on the execution pages hereof, as Lenders

(collectively, the Lenders and each individually the Lender)

AND:	Toronto Dominion (Texas) LLC, as the U.S. administration agent

(the U.S. Agent)

AND:	The Toronto-Dominion Bank, as Collateral Agent and as the Canadian administration agent

(in its capacity as the collateral agent, the Collateral Agent and in its capacity as the Canadian administration agent, the Canadian Agent)

WHEREAS the Canadian Borrower, the U.S. Borrower, the Guarantors, the Lenders, TD Securities, as Sole Lead Arranger and Sole Bookrunner, the Collateral Agent, Canadian Agent and the U.S. Agent (collectively, the Agents), among others, have entered into a credit agreement dated June 1, 2015, as amended from time to time (the Credit Agreement);

AND WHEREAS the Borrowers have requested that, inter alia, the Agents and the Lenders extend the Final Maturity Date, increase the Total Commitments in an aggregate principal amount of up to U.S.$250,000,000 and reset the Incremental Facility to a maximum of U.S.$100,000,000;

AND WHEREAS the Agents and the Lenders have agreed, to amend certain provisions of the Credit Agreement, but only to the extent and subject to the provisions set forth in this first amendment to the Credit Agreement (the Amendment);

NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

Article 1 – INTERPRETATION

1.1          Capitalized terms referred to and not defined herein shall have the meanings ascribed thereto in the Credit Agreement.

1.2          Each of the Borrowers and each of the Guarantors agrees that the recitals form an integral part of this Agreement.

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Article 2 – AMENDMENTS

2.1          With effect on the Amendment Effective Date (as defined herein), the Credit Agreement is amended as follows:

(a)	The cover page is hereby amended by including “The Bank of Nova Scotia”, “HSBC Bank Canada” and “Royal Bank of Canada” as Documentation Agents.

(b)	Article 1 (Definitions) is hereby amended by adding each of the following definitions in alphabetical order:

““Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.”;

““Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.”;

““EEA Financial Institution” means (a) any institution established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.”;

““EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.”;

““EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.”;

““EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.”;

““Existing B/As” means any B/A issued under this Agreement prior to the effective date of the First Amendment with a B/A Maturity Date after the effective date of the First Amendment.”;

““Existing LIBOR Loan” means any LIBOR Loan outstanding under this Agreement prior to the effective date of the First Amendment with a Libor Interest Period expiring after the effective date of the First Amendment.”;

““First Amendment” means the First Amendment to Credit Agreement, by and among, amongst others, the Borrowers, the Collateral Agent and the Lenders dated as of January 17, 2018.”; and

““Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.”;

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(c)	Article 1 (Definitions) is hereby amended by deleting the definition of “Canadian Revolving Facility Commitment” and substituting the following therefor:

““Canadian Revolving Facility Commitment” means the Commitments of the Canadian Lenders to make Advances to the Canadian Borrower of up to U.S.$130,000,000 as same may be increased as the result of the Incremental Facility; provided that the aggregate outstanding Borrowings under the Canadian Facilities shall not exceed the Total Canadian Commitments at any time”;

(d)	Article 1 (Definitions) is hereby amended by deleting the definition of “Equivalent Amount” and substituting the following therefor:

““Equivalent Amount” means on any date, as the case may be, (a) the amount of Canadian Dollars into which an amount of U.S. Dollars may be converted, (b) the amount of U.S. Dollars into which an amount of Canadian Dollars may be converted, (c) the amount of U.S. Dollars into which an amount of A$ may be converted or (d) the amount of A$ into which an amount of U.S.$ may be converted, at the Canadian Agent’s spot buying rate in Toronto as at the close of business on the Business Day preceding such date.”

(e)	Article 1 (Definitions) is hereby amended by deleting the definition of “Final Maturity Date” and substituting the following therefor:

““Final Maturity Date” means January 17, 2023.”;

(f)	Article 1 (Definitions) is hereby amended by deleting the definition of “Total Canadian Commitments” and substituting the following therefor:

““Total Canadian Commitments” means U.S.$135,000,000 and includes the Canadian Revolving Facility Commitment and the Canadian Swingline Commitment, which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6 or increased as the result of the Incremental Facility”;

(g)	Article 1 (Definitions) is hereby amended by deleting the definition of “Total Commitments” and substituting the following therefor:

““Total Commitments” means the aggregate for all Facilities from time to time of the Lenders’ Commitments from time to time to a maximum aggregate amount of U.S.$250,000,000 which may be increased as the result of the Incremental Facility.”;

(h)	Article 1 (Definitions) is hereby amended by deleting the definition of “Total U.S. Commitments” and substituting the following therefor:

““Total U.S. Commitments” means U.S.$115,000,000 and includes the U.S. Revolving Facility Commitment and the U.S. Swingline Commitment, which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6 or increased as the result of the Incremental Facility.”;

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(i)	Article 1 (Definitions) is hereby amended by deleting the definition of “U.S. Revolving Facility Commitment” and substituting the following therefor:

““U.S. Revolving Facility Commitment” means Commitments of the U.S. Lenders to make Advances to the U.S. Borrower of up to U.S.$105,000,000 as same may be increased as the result of the Incremental Facility; provided that the aggregate outstanding Borrowings under the U.S. Facilities shall not exceed the Total U.S. Commitments at any time.”;

(j)	Article 1 (Definitions) is hereby amended by adding the following sentence to the end of the definition of “BA Discount Rate”:

“If the CDOR Rate or the alternative rate determined above, as applicable, is below zero, the BA Discount Rate will be deemed to be zero.”

(k)	Article 1 (Definitions) is hereby amended by adding the following sentence to the end of the definition of “Prime Rate”:

“If the Prime Rate as determined above results in a number below zero, the Prime Rate will be deemed to be zero.”

(l)	Article 1 (Definitions) is hereby amended by adding the following sentence to the end of the definition of “U.S. Base Rate”:

“If the U.S. Base Rate as determined above results in a number below zero, the U.S. Base Rate will be deemed to be zero.”

(m)	Article 1 (Definitions) is hereby amended by adding the following sentence to the end of the definition of “U.S. Prime Rate”:

“If the U.S. Prime Rate as determined above results in a number below zero, the U.S. Prime Rate will be deemed to be zero.”

(n)	Section 2.6 of the Credit Agreement is hereby amended by deleting the title thereto and substituting the following therefor:

“2.6 Bankers’ Acceptances and Existing LIBOR Loans”;

(o)	Section 2.6 of the Credit Agreement is hereby amended by adding the following after subsection (i):

“(j) The parties hereto acknowledge and confirm that (i) the B/A Maturity Dates, with respect to Existing B/As, remain un-amended under this Agreement, and (ii) notwithstanding that each Lender’s Commitment under this Agreement may not equal its original Commitment under this Agreement prior to the effective date of the First Amendment, each Lender’s pro rata share of Existing B/As under this Agreement shall remain identical to such pro rata share until the B/A Maturity Dates with respect to such Existing B/As expire.

(k) The parties hereto acknowledge and confirm that (i) the LIBOR Interest Periods, with respect to Existing LIBOR Loans, remain un-amended under this Agreement, and (ii) notwithstanding that each Lender's Commitment under this Agreement may not equal its original Commitment under this Agreement prior to the effective date of the First Amendment, each Lender's pro rata share of Existing LIBOR Loans under this Agreement shall remain identical to such pro rata share until the expiry of the LIBOR Interest Period with respect to such Existing LIBOR Loans.”;

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(p)	Section 2.13(a)(ii) of the Credit Agreement is hereby amended by amending and restating it in its entirety to read as follows:

“(ii) the Canadian Borrower, on behalf of the Borrowers, may make a maximum of four (4) such requests;”;

(q)	Section 2.13(a)(iii) of the Credit Agreement is hereby amended by amending and restating it in its entirety to read as follows:

“(iii) after giving effect thereto, the sum of the total of the additional Commitments does not exceed U.S.$100,000,000;”;

(r)	Section 2.14 of the Credit Agreement is hereby amended by amending and restating it in its entirety to read as follows:

“Any Lenders may provide Banking Services to the Borrowers and each of their Subsidiaries on terms and conditions acceptable to such Lender. Banking Services obligations owing by the Borrowers and each of their Subsidiaries shall form part of the Obligations hereunder.”;

(s)	Section 8.2(h)(i)(B) of the Credit Agreement is hereby amended by adding the following to the beginning thereof:

“, except for the last Quarter of each Fiscal Year of the Canadian Borrower,”;

(t)	Section 8.2(h)(ii)(C) of the Credit Agreement is hereby amended by deleting the word “and” at the end of subsection (4) and adding the following after subsection (5) thereof:

“(6)	providing a report on sales or dispositions of assets in excess of an aggregate of U.S.$20,000,000 during such period;

(7)	providing a report on outstanding hedging contracts entered into by the Canadian Borrower and its Subsidiaries and the amounts secured under Secured Hedging Agreements; and

(8)	providing a report on the aggregate initial investment value of all Unrestricted Entities which continue to qualify as Unrestricted Entities as at the end of such period;”;

(u)	Adding a new Section 16.12 as follows:

“16.12 Acknowledgement and Consent to Bail-In of EEA Financial Institutions

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)	the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

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(b)	the effects of any Bail-In Action on any such liability, including, if applicable:

(i)       a reduction in full or in part or cancellation of any such liability;

(ii)	a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent entity, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.”

(v)	Schedule “I” to the Agreement is hereby amended by deleting same in its entirety and substituting, therefor, Schedule “I” annexed as Exhibit “A” to this Amendment.

Article 3 – CONDITIONS TO EFFECTIVENESS

3.1          This Amendment shall become effective upon the satisfaction of the following conditions precedent in form and substance satisfactory to the Collateral Agent (the date and fulfillment of such conditions being herein referred to as the Amendment Effective Date):

(a)	delivery to the Collateral Agent of a fully executed copy of this Amendment, dated the Amendment Effective Date, as executed by the Borrowers, the Guarantors, the U.S. Agent, the Canadian Agent, the Collateral Agent and the Lenders;

(b)	delivery to the Collateral Agent of an officer’s certificate from each Borrower and each Guarantor, in form and substance, and on terms and conditions, satisfactory to Collateral Agent and confirming certain matters of fact, to which are attached (i) true and complete copies of their respective certified constitutive documents, charter, operating agreements, (ii) authorizing resolutions, (iii) accuracy of representations and warranties, (iv) certificates of incumbency, and (v) securities registrar, if applicable, provided that FirstService Residential BC Ltd., FirstService Residential Alberta Ltd. and FirstService International Holdings S.a r.l. shall not be required to deliver officer’s certificates but will only be required to deliver authorizing resolutions;

(c)	delivery by the Borrowers and the Guarantors (except for FirstService International Holdings S.a r.l.) to the Collateral Agent of a certificate of status or good standing (or other equivalent) for the jurisdiction of incorporation of the Borrowers and such Guarantors and each jurisdiction in which such Person conducts business or is otherwise registered to do business;

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(d)	customary legal written opinions of counsel to the Borrowers as set forth in the closing agenda for the transaction and all other items listed in the closing agenda for the transaction;

(e)	delivery to the Collateral Agent of an executed copy of the Fee Letter dated November 17, 2017 with respect to the Amendment; and

(f)	the Collateral Agent being satisfied that all representations and warranties contained in Article 8 of the Credit Agreement shall remain true and correct in all material respects (except such representations and warranties that are qualified as to materiality, which shall be true and correct in all respects) following this Amendment.

Article 4 – CONDITIONS SUBSEQUENT

4.1          The obligation of the Lenders to continue to make Loans (or otherwise extend credit under the Credit Agreement) is subject to the fulfillment, on or before the date applicable thereto, of the following conditions subsequent, (the failure by the Borrowers or the Guarantors to so perform or cause to be performed such conditions subsequent as and when required by the terms thereof (unless such date is extended, in writing, by the Collateral Agent, which the Collateral Agent may do without obtaining the consent of the other Lenders), shall constitute an Event of Default):

(a)	customary legal written opinions of counsel to the Guarantors within 60 days of the Amendment Effective Date, excluding local opinions from counsel in Luxembourg, Alberta, Canada and British Columbia, Canada.

Article 5 – REPRESENTATIONS AND WARRANTIES

5.1          Each Borrower and each Guarantor warrants and represents to the Collateral Agent and the Lenders that the following statements are true, correct and complete:

(a)	Authorization, Validity, and Enforceability of this Amendment. Each Borrower and each Guarantor has the corporate power and authority to execute and deliver this Amendment and to perform its obligations under the Credit Agreement. Each Borrower and each Guarantor has taken all necessary corporate action (including, without limitation, obtaining approval of its shareholders if necessary) to authorize its execution and delivery of this Amendment and the performance of the Credit Agreement. This Amendment has been duly executed and delivered by each Borrower and each Guarantor and this Amendment and the Credit Agreement constitute the legal, valid and binding obligations of each Borrower and each Guarantor, enforceable against each of them in accordance with their respective terms without defence, compensation, setoff or counterclaim. Each Borrower’s and each Guarantor’s execution and delivery of this Amendment and the performance by each Borrower and each Guarantor of the Credit Agreement do not and will not conflict with, or constitute a violation or breach of, or constitute a default under, or result in the creation or imposition of any Lien upon the property of any Borrower or any Guarantor by reason of the terms of (a) any contract, mortgage, hypothec, Lien, lease, agreement, indenture, or instrument to which any Borrower or any Guarantor is a party or which is binding on any of them, (b) any requirement of law applicable to any Borrower or any Guarantor, or (c) the certificate or articles of incorporation or amalgamation or association or bylaws or memorandum of association of any Borrower or any Guarantor.

(b)	Governmental Authorization. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any governmental authority or other person is necessary or required in connection with the execution, delivery or performance by, or enforcement against each Borrower and each Guarantor of this Amendment or the Credit Agreement except for such as have been obtained or made and filings required in order to perfect and render enforceable the Collateral Agent’s Liens.

(c)	Incorporation of Representations and Warranties from Credit Agreement. The representations and warranties contained in Article 8 of the Credit Agreement and the other Loan Documents are and will be true, correct and complete in all material respects on and as of the Amendment Effective Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date.

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(d)	Absence of Default. No event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute a Default or an Event of Default.

(e)	Security. By signing this Amendment, each Borrower and each Guarantor confirms that all security delivered to or for the benefit of the Collateral Agent on behalf of the Lenders pursuant to the Credit Agreement and other Loan Documents remains in full force and secures all indebtedness, liabilities and obligations of the Borrowers and the Guarantors under the Credit Agreement and other Loan Documents.

(f)	No Other Amendment. Except to the extent set forth herein no additional amendment, consent or waiver of any other term, condition, covenant, agreement or any other aspect of the Credit Agreement is intended or implied and except as covered by this Amendment, no other aspect of the covenants referred to herein is amended or waived, including without limitation for any other period or circumstance, and no such amendment, waiver or consent is intended or implied.

Article 6 – MISCELLANEOUS

6.1          Each Borrower and each Guarantor (i) reaffirms its Obligations under the Credit Agreement and the other Loan Documents to which it is a party, and (ii) agrees that the Credit Agreement and the other Loan Documents to which it is a party remain in full force and effect, except as amended hereby, and are hereby ratified and confirmed. The Guarantors (i) consent to and approve the execution and delivery of this Amendment by the parties hereto, (ii) agree that this Amendment does not and shall not limit or diminish in any manner the obligations of the Guarantors under their guarantees (collectively, the Guarantees) and that such obligations would not be limited or diminished in any manner even if such Guarantors had not executed this Amendment, (iii) agree that this Amendment shall not be construed as requiring the consent of such Guarantors in any other circumstance, (iv) reaffirm each of their obligations under the Guarantees and the other Loan Documents to which they are a party, and (v) agree that the Guarantees and the other Loan Documents to which they are a party remain in full force and effect and are hereby ratified and confirmed.

6.2          Except to the extent specifically set forth in this Amendment, nothing contained in this Amendment or any other communication between the Collateral Agent and/or the Lenders and the Borrowers (or any Guarantor) shall be a waiver of any other present or future violation, Default or Event of Default under the Credit Agreement or any other Loan Document (collectively, Other Violations). Similarly, nothing contained in this Amendment shall directly or indirectly in any way whatsoever either (i) impair, prejudice or otherwise adversely affect the Collateral Agent’s or the Lenders’ right at any time to exercise any right, privilege or remedy in connection with the Credit Agreement or any other Loan Document with respect to any Other Violations (including, without limiting the generality of the foregoing, in respect of the non-conformity to any representation, warranty or covenant contained in any Loan Document), (ii) except as specifically provided in Article 2 hereof, amend or alter any provision of the Credit Agreement or any other Loan Document or any other contract or instrument, or (iii) constitute any course of dealing or other basis for altering any obligation of any Borrower or any Guarantor under the Loan Documents or any right, privilege or remedy of the Collateral Agent or the Lenders under the Credit Agreement or any other Loan Document or any other contract or instrument with respect to Other Violations. Nothing in this Amendment shall be construed to be a consent by the Collateral Agent or the Lenders to any Other Violations.

6.3          This Amendment will not discharge or constitute novation of any debt, obligation, covenant or agreement contained in the Agreement or any of the documents or security delivered pursuant thereto but same shall remain in full force and effect save to the extent same are amended by the provisions of this Amendment.

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6.4          All reasonable expenses of the Collateral Agent in connection with this Amendment and the related documentation, including all reasonable legal fees and disbursements incurred by the Collateral Agent, shall be for the account of the Borrowers.

6.5          This Amendment enures to the benefit of and binds the parties and their respective successors and permitted assigns.

6.6          Each party shall from time to time promptly execute and deliver all further documents and take all further action necessary to give effect to the provisions and intent of this Amendment.

6.7          This Amendment may be executed and delivered in one or more counterparts, including by way of facsimile, or electronically, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

6.8          This Amendment shall be interpreted and the rights and liabilities of the parties hereto shall be determined in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Signature pages commence on the following page.]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to Credit Agreement to be executed as of the date first above written.

FIRSTSERVICE CORPORATION, (formerly New FSV Corporation), as Canadian Borrower
Per:	“Douglas G. Cooke”
Name: Douglas G. Cooke
Title: Vice President

FIRSTSERVICE (USA), INC., as U.S. Borrower
Per:	“Douglas G. Cooke”
Name: Douglas G. Cooke
Title:
I have the authority to bind the Corporation

FIRSTSERVICE RESIDENTIAL BC LTD., as a Guarantor
Per:	“Douglas G. Cooke”
Name: Douglas G. Cooke
Title:
I have the authority to bind the Corporation

FIRSTSERVICE RESIDENTIAL ALBERTA LTD., as a Guarantor
Per:	“Douglas G. Cooke”
Name: Douglas G. Cooke
Title:
I have the authority to bind the Corporation

FIRSTSERVICE RESIDENTIAL MANAGEMENT CANADA INC., as a Guarantor
Per:	“Douglas G. Cooke”
Name: Douglas G. Cooke
Title:
I have the authority to bind the Corporation

Signature page to First Amendment to Credit Agreement

FIRSTSERVICE CAM HOLDINGS, INC., as a Guarantor
Per:	“Douglas G. Cooke”
Name: Douglas G. Cooke
Title:
I have the authority to bind the Corporation

FS PROPERTY SERVICES (U.S.) LLC, as a Guarantor
Per:	“Douglas G. Cooke”
Name: Douglas G. Cooke
Title:
I have the authority to bind the Corporation

FS BRANDS CANADA, INC., as a Guarantor
Per:	“Douglas G. Cooke”
Name: Douglas G. Cooke
Title:
I have the authority to bind the Corporation

CALIFORNIA AESTHETICS INC., as a Guarantor
Per:	“Douglas G. Cooke”
Name: Douglas G. Cooke
Title:
I have the authority to bind the Corporation

FIRSTSERVICE FINANCIAL, INC., as a Guarantor
Per:	“Douglas G. Cooke”
Name: Douglas G. Cooke
Title:
I have the authority to bind the Corporation

Signature page to First Amendment to Credit Agreement

               “Douglas G. Cooke”

FIRSTSERVICE INTERNATIONAL HOLDINGS S.à r.l.

Société à responsabilité limitée

17 Boulevard Prince Henri

L-1724 Luxembourg

Grand Duchy of Luxembourg

Share Capital: USD 40,000

RCS Number: B 170.656

Represented by:

Name:

Title:

Signature page to First Amendment to Credit Agreement

THE TORONTO-DOMINION BANK, as Collateral Agent
Per:	“Andi Zeneli”
Name: Andi Zeneli
Title: Vice President, Loan Syndication- Agency

THE TORONTO-DOMINION BANK, as Canadian Administration Agent
Per:	“Andi Zeneli”
Name: Andi Zeneli
Title: Vice President, Loan Syndication- Agency

TORONTO-DOMINION (TEXAS) LLC, as U.S. Administration Agent
Per:	“Wallace Wong”
Name: Wallace Wong
Title: Authorized Signatory

Signature page to First Amendment to Credit Agreement

EFFECTIVE DATE ISSUING BANK (U.S.)

the TORONTO-DOMINION BANK, NEW YORK Branch
Per:	“Robyn Zeller”
Name: Robyn Zeller
Tel: 212-827-7770
Fax: 212-827-7232
Email: robyn.zeller@tdsecurities.com
Address: 31 West 52nd Street, 18th Floor, New York, NY 10019-6101

Signature page to First Amendment to Credit Agreement

EFFECTIVE DATE ISSUING BANK (CANADA)

the TORONTO-DOMINION BANK
Per:	“Andrew C. Rytel”
Name: Andrew C. Rytel, Vice President
Tel:
Fax:
Email:
Address:

Per:	“Tim Thomas”
Name: Tim Thomas, Managing Director
Tel:
Fax:
Email:
Address:

Signature page to First Amendment to Credit Agreement

EFFECTIVE DATE ISSUING BANK (U.S.)

JPMORGAN CHASE BANK, N.A.
Per:	“Lisa Whatley”
Name: Lisa Whatley, Managing Director
Tel: (312) 325-3211
Fax: (312) 212-5905
Email: lisa.a.whatley@jpmorgan.com
Address: 10 South Dearborn, Floor 09 Chicago, IL, 60603-2300, United States

Signature page to First Amendment to Credit Agreement

EFFECTIVE DATE ISSUING BANK (U.S.)

BANK OF AMERICA, N.A.
Per:	“Julie Griffin”
Name: Julie Griffin
Tel: +1-416-369-2805
Fax:
Email: julie_griffin@baml.com
Address: 181 Bay St., STE 4th Floor, Toronto, ON M5J 2V8

Signature page to First Amendment to Credit Agreement

CANADIAN LENDERS

THE TORONTO-DOMINION BANK
Per:	“Andrew C. Rytel”
Name: Andrew C. Rytel
Title: Vice President
Per:	“Tim Thomas”
Name: Tim Thomas
Title: Managing Director
Address for Notice: TD Bank Tower 66 Wellington St. West, 9th Floor Toronto, Ontario M5K 1A2 Attn: Telecopier No.: Email:

Signature page to First Amendment to Credit Agreement

CANADIAN LENDERS CONT’D

JPMORGAN CHASE BANK, N.A., Toronto Branch
Per:	“Jeffrey Coleman”
Name: Jeffrey Coleman
Title: Executive Director
Address for Notice: 66 Wellington St. West, Suite 4500 Toronto, Ontario M5K 1E7 Attn: Jeffrey Coleman Telecopier No.: (416) 981-9278 Email: jeffrey.s.coleman@jpmorgan.com

Signature page to First Amendment to Credit Agreement

CANADIAN LENDERS CONT’D

BANK OF MONTREAL
Per:	“Sean P. Gallaway”
Name: Sean P. Gallaway
Title: Director
Address for Notice: 100 King Street West, 5th Floor Toronto, Ontario M5X 1H3 Attn: Sean P. Gallaway Email: sean.gallaway@bmo.com

Signature page to First Amendment to Credit Agreement

CANADIAN LENDERS CONT’D

HSBC BANK CANADA
Per:	“Simon Tobin”
Name: Simon Tobin
Title: Director, Large Corporate Banking
Per:	“Jesse MacMasters”
Name: Jesse MacMasters
Title: Head of Large Corporate - Ontario
Address for Notice: 70 York Street, 4th Floor Toronto, Ontario M5J 1S9 Attn: Simon Tobin Telecopier No.: 416-868-3804 Email: simon.r.tobin@hsbc.ca

Signature page to First Amendment to Credit Agreement

CANADIAN LENDERS CONT’D

THE BANK OF NOVA SCOTIA
Per:	“Steve Holyman”
Name: Steve Holyman
Title: Managing Director
Per:	“Katherine Hogg”
Name: Katherine Hogg
Title: Associate Director
Address for Notice: 40 King St. W., 62nd Floor Toronto, Ontario, M5W 2X6 Attn: Managing Director Telecopier No.: 416-866-2010 Email:

Signature page to First Amendment to Credit Agreement

CANADIAN LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch
Per:	“Julie Griffin”
Name: Julie Griffin
Title: Senior Vice President
Address for Notice: 181 Bay Street, STE 4th Floor Toronto, Ontario M5J 2V8 Attn: Julie Griffin Telecopier No.: Email: julie_griffin@baml.com

Signature page to First Amendment to Credit Agreement

CANADIAN LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE
Per:	“Stephen Redding”
Name: Stephen Redding
Title: Managing Director
Per:	“Emma Johnson”
Name: Emma Johnson
Title: Director
Address for Notice: 161 Bay Street, Floor 8 Toronto, Ontario M5J 2S8 Attn: Brad Kay / Stephen Redding Telecopier No.: Email: brad.kay@cibc.com / stephen.redding@cibc.com

Signature page to First Amendment to Credit Agreement

CANADIAN LENDERS CONT’D

NATIONAL BANK OF CANADA
Per:	“Gavin Virgo”
Name: Gavin Virgo
Title: Vice President
Per:	“David Torrey”
Name: David Torrey
Title: Managing Director
Address for Notice: The Exchange Tower 130 King Street West, Suite 3200 Toronto, Ontario M5X 1J9 Attn: Gavin Virgo, Vice President Fax: (416) 869-6545 Email: gavin.virgo@nbc.ca

Signature page to First Amendment to Credit Agreement

CANADIAN LENDERS CONT’D

U.S. BANK, NATIONAL ASSOCIATION, Canada Branch
Per:	“James F. Cooper”
Name: James F. Cooper
Title: Sr. Vice President

Address for Notice:

Suite 2300, 120 Adelaide Street West

Toronto, Ontario M5H 1T1

Telecopier No.: 310-538-1036

and

4747 Executive Drive

La Jolla, CA 92121

Attn: James Cooper

Email: james.cooper@usbank.com

Signature page to First Amendment to Credit Agreement

CANADIAN LENDERS CONT’D

ROYAL BANK OF CANADA
Per:	“Vishal Nayee”
Name: Vishal Nayee
Title: Authorized Signatory
Per:	“Jennifer Flann”
Name: Jennifer Flann
Title: Authorized Signatory
Address for Notice: 200 Bay St., South Tower, 5th Floor Toronto, Ontario M5J 2W7 Attn: Vishal Nayee Telecopier No.: Email: vishal.nayee@rbccm.com

Signature page to First Amendment to Credit Agreement

CANADIAN LENDERS CONT’D

MUFG UNION BANK, N.A.
Per:	“Ravneet Mumick”
Name: Ravneet Mumick
Title: Director
Address for Notice: 445 S. Figueroa St. G16-110 Los Angeles, CA 90071 Attn: Telecopier No.: Email:

Signature page to First Amendment to Credit Agreement

U.S. LENDERS

THE toronto-dominion BANK, New York Branch
Per:	“Robyn Zeller”
Name: Robyn Zeller
Title: Senior Vice President

Address for Notice: 31 West 52nd Street, 18th Floor, New York, NY 10019-6101 Telecopier No.: 212-827-7232 Email: robyn.zeller@tdsecurities.com

Signature page to First Amendment to Credit Agreement

U.S. LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.
Per:	“Lisa Whatley”
Name: Lisa Whatley
Title: Managing Director
Address for Notice: 10 South Dearborn, Floor 09 Chicago, IL, 60603-2300, United States Attn: Lisa Whatley Telecopier No.: (312) 212-5905 Email: lisa.a.whatley@jpmorgan.com

Signature page to First Amendment to Credit Agreement

U.S. LENDERS CONT’D

BANK OF MONTREAL, Chicago Branch
Per:	“Brian L. Banke”
Name: Brian L. Banke
Title: Managing Director
Address for Notice: 100 King Street West, 5th Floor Toronto, Ontario M5X 1H3 Attn: Sean P. Gallaway Email: sean.gallaway@bmo.com

Signature page to First Amendment to Credit Agreement

U.S. LENDERS CONT’D

HSBC BANK CANADA
Per:	“Simon Tobin”
Name: Simon Tobin
Title: Director, Large Corporate Banking
Per:	“Jesse MacMasters”
Name: Jesse MacMasters
Title: Head of Large Corporate - Ontario
Address for Notice: 70 York Street, 4th Floor Toronto, Ontario M5J 1S9 Attn: Simon Tobin Telecopier No.: 416-868-3804 Email: simon.r.tobin@hsbc.ca

Signature page to First Amendment to Credit Agreement

U.S. LENDERS CONT’D

THE BANK OF NOVA SCOTIA
Per:	“Steve Holyman”
Name: Steve Holyman
Title: Managing Director
Per:	“Katherine Hogg”
Name: Katherine Hogg
Title: Associate Director
Address for Notice: 40 King St. W., 62nd Floor Toronto, Ontario, M5W 2X6 Attn: Managing Director Telecopier No.: 416-866-2010 Email:

Signature page to First Amendment to Credit Agreement

U.S. LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch
Per:	“Julie Griffin”
Name: Julie Griffin
Title: Senior Vice President
Address for Notice: 181 Bay Street, STE 4th Floor Toronto, Ontario M5J 2V8 Attn: Julie Griffin Email: Julie_griffin@baml.com

Signature page to First Amendment to Credit Agreement

U.S. LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE
Per:	“Stephen Redding”
Name: Stephen Redding
Title: Managing Director
Per:	“Emma Johnson”
Name: Emma Johnson
Title: Director
Address for Notice: 161 Bay Street, Floor 8 Toronto, Ontario M5J 2S8 Attn: Brad Kay / Stephen Redding Telecopier No.: Email: brad.kay@cibc.com / stephen.redding@cibc.com

Signature page to First Amendment to Credit Agreement

U.S. LENDERS CONT’D

NATIONAL BANK OF CANADA
Per:	“Gavin Virgo”
Name: Gavin Virgo
Title: Vice President
Per:	“David Torrey”
Name: David Torrey
Title: Managing Director
Address for Notice: The Exchange Tower 130 King Street West, Suite 3200 Toronto, Ontario M5X 1J9 Attn: Gavin Virgo, Vice President Fax: (416) 869-6545 Email: gavin.virgo@nbc.com

Signature page to First Amendment to Credit Agreement

U.S. LENDERS CONT’D

U.S. BANK, National Association
Per:	“James F. Cooper”
Name: James F. Cooper
Title: Sr. Vice President
Address for Notice: 4747 Executive Drive La Jolla, CA 92121 Attn: James F. Cooper Telecopier No.: 310-538-1036 Email: james.cooper@usbank.com

Signature page to First Amendment to Credit Agreement

U.S. LENDERS CONT’D

ROYAL BANK OF CANADA
Per:	“Vishal Nayee”
Name: Vishal Nayee
Title: Authorized Signatory
Per:	“Jennifer Flann”
Name: Jennifer Flann
Title: Authorized Signatory
Address for Notice: 200 Bay St., South Tower, 5th Floor Toronto, Ontario M5J 2W7 Attn: Vishal Nayee Email: vishal.nayee@rbccm.com

Signature page to First Amendment to Credit Agreement

U.S. LENDERS CONT’D

MUFG UNION BANK, N.A.
Per:	“Ravneet Mumick”
Name: Ravneet Mumick
Title: Director
Address for Notice: 445 S. Figueroa St. G16-110 Los Angeles, CA 90071 Attn: Telecopier No.: Email:

Signature page to First Amendment to Credit Agreement

EXHIBIT “A”

Amended and Restated Schedule “I”

Please see attached.

SCHEDULE “I” TO THE CREDIT AGREEMENT DATED AS OF JUNE 1, 2015, AS AMENDED, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

COMMITMENTS

	Canadian Facilities				U.S. Facilities
Lenders	Canadian Swingline Commitment	Canadian Revolving Facility Commitment	Total Canadian Commitment	%	U.S. Swingline Commitment	U.S. Revolving Facility Commitment	Total U.S. Commitment	%	Total Commitments	Total %
The Toronto-Dominion Bank	$5,000,000	$11,500,000	$16,500,000	12.22%					$16,500,000	6.60%
The Toronto-Dominion Bank, New York Branch						$13,500,000	$13,500,000	11.73%	$13,500,000	5.40%
JPMorgan Chase Bank, N.A., Toronto Branch		$13,500,000	$13,500,000	10.00%					$13,500,000	5.40%
JPMorgan Chase Bank, N.A.					$10,000,000	$1,500,000	$11,500,000	10.00%	$11,500,000	4.60%
Bank of Montreal		$13,500,000	$13,500,000	10.00%					$13,500,000	5.40%
Bank of Montreal, Chicago Branch						$11,500,000	$11,500,000	10.00%	$11,500,000	4.60%
HSBC Bank Canada		$13,500,000	$13,500,000	10.00%					$13,500,000	5.40%
HSBC Bank Canada						$11,500,000	$11,500,000	10.00%	$11,500,000	4.60%
The Bank of Nova Scotia		$13,500,000	$13,500,000	10.00%					$13,500,000	5.40%
The Bank of Nova Scotia						$11,500,000	$11,500,000	10.00%	$11,500,000	4.60%
Canadian Imperial Bank of Commerce		$13,500,000	$13,500,000	10.00%					$13,500,000	5.40%
Canadian Imperial Bank of Commerce						$11,500,000	$11,500,000	10.00%	$11,500,000	4.60%
U.S. Bank, National Association, Canada Branch		$13,500,000	$13,500,000	10.00%					$13,500,000	5.40%
U.S. Bank, N.A.						$11,500,000	$11,500,000	10.00%	$11,500,000	4.60%
Royal Bank of Canada		$13,500,000	$13,500,000	10.00%					$13,500,000	5.40%

	Canadian Facilities				U.S. Facilities
Lenders	Canadian Swingline Commitment	Canadian Revolving Facility Commitment	Total Canadian Commitment	%	U.S. Swingline Commitment	U.S. Revolving Facility Commitment	Total U.S. Commitment	%	Total Commitments	Total %
Royal Bank of Canada						$11,500,000	$11,500,000	10.00%	$11,500,000	4.60%
Bank of America, N.A., Canada Branch		$8,000,000	$8,000,000	5.93%					$8,000,000	3.20%
Bank of America, N.A., Canada Branch						$7,000,000	$7,000,000	6.09%	$7,000,000	2.80%
National Bank of Canada		$8,000,000	$8,000,000	5.93%					$8,000,000	3.20%
National Bank of Canada						$7,000,000	$7,000,000	6.09%	$7,000,000	2.80%
MUFG Union Bank, N.A.		$8,000,000	$8,000,000	5.93%					$8,000,000	3.20%
MUFG Union Bank, N.A.						$7,000,000	$7,000,000	6.09%	$7,000,000	2.80%
	$5,000,000	$130,000,000	$135,000,000	100%	$10,000,000	$105,000,000	$115,000,000	100%	$250,000,000	100%